Exhibit 99.1

Alexco Closes $11.7 Million Flow-Through Equity Financing

(All amounts expressed in Canadian Dollars unless otherwise indicated)

VANCOUVER, BC, Jan. 28, 2021 /CNW/ - Alexco Resource Corp. (NYSE American: AXU) (TSX: AXU) ("Alexco" or the "Company") announces that it has closed the previously announced flow-through bought deal public offering (the "Offering") with a syndicate of underwriters co-led by Cormark Securities Inc. and Cantor Fitzgerald Canada Corporation as joint bookrunners, and including R.F. Lafferty & Co. Inc. and A.G.P./Alliance Global Partners (collectively the "Underwriters"). With full exercise of the Underwriters' over-allotment option, the Company has issued a total of 2,704,770 "flow-through" common shares (the "Flow-Through Shares") for gross proceeds of $11,700,666.

The Flow-Through Shares are comprised of (i) 2,053,670 shares issued as "flow-through shares" with respect to "Canadian exploration expenses" (the "CEE Shares") within the meaning of the Income Tax Act (Canada) (the "Tax Act") at a price of C$4.48 per CEE Share; and (ii) 651,100 shares issued as "flow through shares" with respect to "Canadian development expenses" (the "CDE Shares") at a price of C$3.84 per CDE Share.

The gross proceeds from the sale of the CEE Shares will be used on exploration expenses on the Keno Hill project as permitted under the Tax Act to qualify as CEE. The proceeds from the sale of the CDE Shares will be used on development expenses on the Keno Hill project as permitted under the Tax Act to qualify as CDE. The Company will renounce all the CEE qualifying expenditures and CDE development expenses in favour of the subscribers of the CEE Flow-Through Shares and CDE Flow-Through Shares effective on or before December 31, 2021.

The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or under any securities laws of any state of the United States, and may not be offered or sold, directly or indirectly, or delivered within the United States or to, or for the account or benefit of,  a U.S. person or person in the United States, except in certain transactions exempt from the registration requirements of the U.S. Securities Act and any applicable securities laws of any state of the United States. This release does not constitute an offer to sell or a solicitation to buy such securities in the United States, Canada or in any other jurisdiction where such offer, solicitation or sale is unlawful. "United States" and "U.S. person" are as defined in Regulation S under the U.S. Securities Act.

About Alexco

Alexco is a Canadian primary silver company that owns and operates the majority of the historic Keno Hill Silver District, in Canada's Yukon Territory, one of the highest-grade silver deposits in the world. Alexco is currently advancing Keno Hill to production and commenced concentrate shipments in January, 2021. As per Alexco's 2020 pre-feasibility study, Keno Hill is expected to produce an average of approximately 4 million ounces of silver per year contained in high quality lead/silver and zinc concentrates. Total production over an 8-year mine life is estimated at 1.18 million tonnes of ore at an average rate of 430 tonnes per day at an average grade of 805 grams per tonne. Keno Hill retains significant potential to grow and Alexco has a long history of expanding the operation's Mineral Resources through successful exploration.

Some statements ("forward-looking statements") in this news release contain forward-looking information concerning plans related to Alexco's business and other matters that may occur in the future, made as of the date of this news release including the intended use of proceeds from the sale of the Flow-Through Shares and the tax treatment of the Flow-Through Shares. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to legislative and/or regulatory changes; risks and uncertainties relating to the COVID-19 pandemic including but not limited to business closures, travel restrictions,  quarantines and a general reduction in consumer activity; actual results and timing of exploration and development, mining, environmental services and remediation and reclamation activities; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineral resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, Alexco has applied several material assumptions, including, but not limited to, the assumptions that circumstances surrounding the COVID-19 pandemic, although evolving, will stabilize or at least not worsen; that the extent to which COVID-19 may impact the Company, including without limitation disruptions to the mobility of Company personnel, costs associated with implementation of health and safety protocols, increased labour and transportation costs, and other related impacts, will not change in a materially adverse manner; that Alexco will be able to raise additional capital as necessary, that the proposed exploration and development activities will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Alexco expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

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SOURCE Alexco Resource Corp.

View original content: http://www.newswire.ca/en/releases/archive/January2021/28/c3632.html

%CIK: 0001364128

For further information: Clynton R. Nauman, Chairman and Chief Executive Officer; Kettina Cordero, Director of Investor Relations, Phone: (778) 945-6577, Email: info@alexcoresource.com

CO: Alexco Resource Corp.

CNW 09:55e 28-JAN-21